Exhibit 99.1
STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2025
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets
(U.S. $ in thousands, except share data)
	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$71,470	$70,200
Short-term bank deposits	183,500	80,500
Accounts receivable, net of allowance for credit losses of $3,549 and $3,058 as of September 30, 2025 and December 31, 2024, respectively	151,344	152,979
Inventories	159,335	179,809
Prepaid expenses	8,239	7,630
Other current assets	29,796	21,843

Total current assets	603,684	512,961
Non-current assets
Property, plant and equipment, net	189,285	184,379
Goodwill	101,515	99,082
Other intangible assets, net	101,267	106,253
Operating lease right-of-use assets	30,669	32,169
Long-term investments	46,064	80,205
Other non-current assets	14,724	14,697

Total non-current assets	483,524	516,785

Total assets	$1,087,208	$1,029,746

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$40,244	$44,977
Accrued expenses and other current liabilities	36,167	39,749
Accrued compensation and related benefits	32,988	29,206
Deferred revenues - short-term	48,564	46,347
Operating lease liabilities - short-term	7,283	6,935

Total current liabilities	165,246	167,214
Non-current liabilities
Deferred revenues - long-term	18,766	19,057
Deferred income taxes	412	507
Operating lease liabilities - long-term	23,810	25,155
Contingent consideration - long-term	5,125	4,933
Other non-current liabilities	21,324	19,889

Total non-current liabilities	69,437	69,541

Total liabilities	$234,683	$236,755

Contingencies (see note 12)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 85,702 shares and 71,982 shares issued at September 30, 2025 and December 31, 2024, respectively; 85,436 shares and 71,716 shares outstanding at September 30, 2025 and December 31, 2024, respectively	$240	$202
Treasury shares at cost, 266 shares at September 30, 2025 and December 31, 2024	(1,995)	(1,995)
Additional paid-in capital	3,266,492	3,123,024
Accumulated other comprehensive loss	(6,570)	(8,031)
Accumulated deficit	(2,405,642)	(2,320,209)
Total equity	852,525	792,991

Total liabilities and equity	$1,087,208	$1,029,746
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
(U.S. $ in thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Revenues
Products	$94,061	$94,092	$282,647	$286,882
Services	42,909	45,916	128,455	135,217
	136,970	140,008	411,102	422,099
Cost of revenues
Products	49,808	47,707	145,693	144,220
Services	31,070	29,571	89,584	90,752
	80,878	77,278	235,277	234,972

Gross profit	56,092	62,730	175,825	187,127

Operating expenses
Research and development, net	20,561	24,700	59,274	74,357
Selling, general and administrative	58,235	63,495	168,279	188,731
	78,796	88,195	227,553	263,088

Operating loss	(22,704)	(25,465)	(51,728)	(75,961)

Financial income, net	2,656	1,009	7,415	1,500

Loss before income taxes	(20,048)	(24,456)	(44,313)	(74,461)

Income tax expenses	524	842	2,020	2,320

Share in losses of associated companies	35,062	1,316	39,100	1,559

Net loss	$(55,634)	$(26,614)	$(85,433)	$(78,340)

Net loss per share - basic and diluted	$(0.65)	$(0.37)	$(1.06)	$(1.11)

Weighted average ordinary shares outstanding - basic and diluted	85,151	71,271	80,230	70,670

Comprehensive loss
Net loss	(55,634)	(26,614)	(85,433)	(78,340)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(306)	3,128	6,466	918
Unrealized losses on derivatives designated as cash flow hedges, net	(46)	(1,777)	(5,005)	(1,621)
Other comprehensive income (loss), net of tax	(352)	1,351	1,461	(703)
Comprehensive loss	$(55,986)	$(25,263)	$(83,972)	$(79,043)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Changes in Equity
(U.S. $ in thousands)

Three and Nine Months Ended September 30, 2025	Ordinary Shares		Treasury Shares
	Number of shares	Par Value	Number of shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balances as of December 31, 2024	71,982	$202	(266)	$(1,995)	$3,123,024	$(2,320,209)	$(8,031)	$792,991
Issuance of ordinary shares in connection with share-based compensation plans	675	1	—	—	(1)	—	—	—
Share-based compensation	—	—	—	—	6,213	—	—	6,213
Comprehensive loss	—	—	—	—	—	(13,054)	(1,309)	(14,363)
Balances as of March 31, 2025	72,657	$203	(266)	$(1,995)	$3,129,236	$(2,333,263)	$(9,340)	$784,841
Issuance of ordinary shares in connection with share-based compensation plans	324	1	—	—	—	—	—	1
Share-based compensation	—	—	—	—	6,138	—	—	6,138
Comprehensive income (loss)	—	—	—	—	—	(16,745)	3,122	(13,623)
Issuance of ordinary shares under employee share purchase plan	318	1	—	—	2,597	—	—	2,598
PIPE newly-issued ordinary shares, net	11,650	32	—	—	119,259	—	—	119,291
Issuance of ordinary shares as part of Nexa3D Inc. acquisition	300	1	—	—	3,134	—	—	3,135
Balance as of June 30, 2025	85,249	$238	(266)	$(1,995)	$3,260,364	$(2,350,008)	$(6,218)	$902,381
Issuance of ordinary shares in connection with share-based compensation plans	409	2	—	—	(2)	—	—	—
Share-based compensation	—	—	—	—	5,635	—	—	5,635
Comprehensive loss	—	—	—	—	—	(55,634)	(352)	(55,986)
Issuance of shares as part of the Covestro acquisition	44	—	—	—	495	—	—	495
Balance as of September 30, 2025	85,702	$240	(266)	$(1,995)	$3,266,492	$(2,405,642)	$(6,570)	$852,525
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Consolidated Statements of Changes in Equity
(U.S. $ in thousands)
Three and Nine Months Ended September 30, 2024	Ordinary Shares
	Number of shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balances as of December 31, 2023	69,656	$195	$3,091,649	$(2,199,926)	$(7,079)	$884,839
Issuance of ordinary shares in connection with share-based compensation plans	784	2	147	—	—	149
Share-based compensation	—	—	8,649	—	—	8,649
Comprehensive loss	—	—	—	(25,983)	(1,504)	(27,487)
Balances as of March 31, 2024	70,440	$197	$3,100,445	$(2,225,909)	$(8,583)	$866,150
Issuance of ordinary shares in connection with share-based compensation plans	249	1	3	—	—	4
Share-based compensation	—	—	7,346	—	—	7,346
Comprehensive loss	—	—	—	(25,743)	(550)	(26,293)
Issuance of ordinary shares under employee share purchase plan	443	1	3,263	—	—	3,264
Balances as of June 30, 2024	71,132	$199	$3,111,057	$(2,251,652)	$(9,133)	$850,471
Issuance of ordinary shares in connection with share-based compensation plans	253	1	—	—	—	1
Share-based compensation	—	—	6,569	—	—	6,569
Comprehensive income (loss)	—	—	—	(26,614)	1,351	(25,263)
Balances as of September 30, 2024	71,385	$200	$3,117,626	$(2,278,266)	$(7,782)	$831,778
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
(U.S. $ in thousands)	Nine Months Ended September 30,
	2025	2024
Cash flows from operating activities
Net loss	$(85,433)	$(78,340)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	32,029	35,068
Share-based compensation	17,986	22,564
Foreign currency transaction gain	(8,792)	(1,413)
Share in losses of associated companies	39,100	1,559
Revaluation of investments and other assets	4,235	3,424
Revaluation of contingent consideration	862	1,553
Deferred income taxes, net and uncertain tax positions	460	238
Other non-cash items, net	849	2,751

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	953	18,480
Inventories	24,765	171
Other current assets and prepaid expenses	(7,582)	6,173
Other non-current assets	7,553	5,257
Accounts payable	(7,714)	550
Other current liabilities	(4,652)	(2,926)
Deferred revenues	408	(7,819)
Other non-current liabilities	(4,689)	(6,853)
Net cash provided by operating activities	10,338	437

Cash flows from investing activities
Cash paid for business combinations	(5,448)	—
Purchase of property and equipment	(15,487)	(6,668)
Investments in short-term bank deposits	(223,500)	(90,000)
Proceeds from short-term bank deposits	120,500	90,000
Investments in unconsolidated entities	(1,557)	(8,845)
Purchase of intangibles and other assets	(4,389)	(1,486)
Other investing activities	(550)	(176)
Net cash used in investing activities	(130,431)	(17,175)

Cash flows from financing activities
Proceeds from exercise of share options	—	153
Payment of contingent consideration	(951)	(1,302)
Proceeds from PIPE transaction, net of issuance costs	119,291	—
Other financing activities	(57)	33
Net cash provided by (used in) financing activities	118,283	(1,116)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,049	(178)

Net change in cash, cash equivalents and restricted cash	1,239	(18,032)
Cash, cash equivalents and restricted cash, beginning of period	71,076	82,864
Cash, cash equivalents and restricted cash, end of period	$72,315	$64,832

Supplemental disclosures of cash flow information:
Transfer of inventories to fixed assets	3,236	1,850
Transfer of fixed assets to inventories	22	4,829
Issuance of ordinary shares under employee share purchase plan	2,598	3,264
Issuance of ordinary shares as part of Nexa3D Inc. transaction	3,135	—
Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets:
Cash and cash equivalents	71,470	63,956
Restricted cash included in other current assets	845	876
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$72,315	$64,832
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 1. Business Description and Basis of Presentation
Stratasys Ltd. (collectively with its subsidiaries, the “Company” or “Stratasys”) is a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. The Company leverages its competitive advantages, which include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, in order to position itself to capture share in a significant and growing global marketplace, with a focus on manufacturing, which the Company views as having the largest and fastest growing total addressable market. The Company’s approximately 2,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Stratasys’ products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. The Company’s 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.
The condensed consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.
The Company’s financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which require the Company to make estimates based on assumptions about current and, for some estimates, future economic and market conditions which affect reported amounts and related disclosures in its financial statements. Although the Company’s current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the Company’s expectations, which could materially affect the Company's results of operations and financial position.
The Company's financial results for the periods covered by its financial statements are impacted by global and regional macroeconomic and geopolitical developments. Since October 2023, Israel (where one of the Company's dual global headquarters and one of its manufacturing facilities are located) was engaged in military conflict on multiple fronts against terrorist organizations and hostile regional regimes for a two-year period. The conflict evolved, and during the three-month and nine-month periods covered by these financial statements, the remaining front of the conflict— Israel’s war against the Hamas terrorist organization in the Gaza Strip continued. Following the completion of the periods covered by these financial statements, in October 2025, the Israeli-Hamas war concluded pursuant to a ceasefire that has mostly been upheld by the sides. The Company's activities in Israel, as well as the Company's overall results of operations and financial condition, were largely unaffected throughout the two-year duration of the war, including during the three months and nine months ended September 30, 2025 covered by these financial statements. Throughout the conflict, the Company maintained business continuity plans backed by its inventory levels located outside of Israel.
In addition to Israel's multi-front war, a number of global developments that have been impacting, and may continue to impact, macroeconomic conditions also may affect the accounting estimates and assumptions that underlie the Company's financial statements, including, most prominently: the manner and extent (if at all) to which new tariffs slow economic growth and impact the industries into which the Company sells its products; the degree to which inflation remains moderate; whether and when interest rate cuts are implemented by central banks, whether tight credit markets are loosened; whether capital markets continue to rise; and whether global supply chains fully recover. As a result of those uncertainties, the accounting estimates and assumptions underlying these consolidated financial statements may change over time. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuations, and the Company's allowance for expected credit losses. These financial statements reflect the effects of global developments based upon Stratasys' management’s estimates and assumptions utilizing the most currently available information.
The results of operations for the three and nine months ended September 30, 2025 are not necessarily indicative of results that could be expected for the entire fiscal year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. The reader is referred to the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2025 as part of the Company’s Annual Report on Form 20-F for such year.
Note 2. New Accounting Pronouncements
Recently issued accounting pronouncements, not yet adopted
In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.
In November 2024, the FASB issued ASU 2024-03 “Income Statement: Reporting Comprehensive Income— Expense Disaggregation Disclosures,” which requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement, as well as disclosures about selling expenses. Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. This ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.
In May 2025, the FASB issued ASU 2025-03 “Business Combinations and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity”, which amends the guidance for determining the accounting acquirer in certain transactions. The guidance should be applied prospectively. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The adoption of this guidance will affect acquisition transactions of variable interest entities that occur after the initial application date.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating credit losses on accounts receivable and contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. The ASU is effective for annual periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted. The Company does not expect ASU 2025-05 to have a material impact on its consolidated financial statements.
In September 2025, the FASB issued ASU No. 2025-07 (“ASU 2025-07”), Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606). The guidance refines the scope of Topic 815 by clarifying which contracts are subject to derivative accounting and expand the scope exception for certain contracts not traded on an exchange to include contracts for which settlement is based on operations or activities specific to one of the parties to the contract. The guidance also provides clarification under Topic 606 for share-based payments from a customer in a revenue contract. The amendments in ASU 2025-07 are effective for annual periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The amendments may be applied prospectively or on a modified retrospective basis. The Company does not expect ASU 2025-07 will have a material impact on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 3. Certain Transactions
MakerBot and Ultimaker transaction ("Ultimaker")
On August 31, 2022, Stratasys completed the merger of MakerBot (previously, a wholly-owned subsidiary) with Ultimaker, which together formed a new entity under the name Ultimaker.
The Company accounts for its investment in the combined company Ultimaker according to the equity method in accordance with ASC Topic 323, as it has retained the ability to exercise significant influence but does not control the new entity. The Company recognized an equity method investment in a total amount of $105.6 million comprised of the assumed fair value of the MakerBot shares and additional amount invested in cash by the Company, representing a share of 46.5% in the new entity.
During 2025, Ultimaker continued to encounter difficulties in its business as a result of tighter competition and global market conditions resulting in revenue decline compared with prior expectations. In addition, during the third quarter management concluded that the decline in Ultimaker's revenues is expected to continue in 2026. The Company considered such events as indicators of potential impairment and accordingly performed an impairment analysis for the investment in Ultimaker. Based on such valuation, the fair value of the investment was estimated below its carrying amount and such reduction in fair value was determined to be other than temporary. Accordingly the Company recorded an impairment charge in an amount of $33.9 million, which was recorded in share in losses of associated companies in the Consolidated Statements of Operations and Comprehensive Loss. Management’s cash flow projections and the fair value of assets and liabilities projected for the fair value of the investment in Ultimaker include significant judgments and assumptions relating to the cash flow projections, future growth and future profitability. Actual results could differ from those estimates.
As of September 30, 2025 and December 31, 2024 the Company's equity investment in Ultimaker was valued at $0 and $39.1 million, respectively, which represents the Company's investment in Ultimaker, net of the Company's share in Ultimaker's net losses, including impairments in the carrying value of the investment. The Company's share in losses of Ultimaker and the impairments in the carrying value for the nine-month periods ended September 30, 2025 and 2024 were approximately $39.1 million and $1.4 million, respectively.
Recent acquisitions
During the nine-month period ended September 30, 2025, the Company completed several immaterial transactions, including the acquisition of Forward AM and certain assets of Nexa3D Inc.
Other long-term investments
In addition to the investment in Ultimaker, other investments included under long-term investments consist of investments in non-marketable equity securities and convertible notes of several companies without readily determinable fair value in which the Company does not have a controlling interest or significant influence. During the nine months ended September 30, 2025 and during 2024, the Company invested a total of $6.5 million and $13.8 million, respectively, in non-marketable equity securities and convertible notes of several companies. As of September 30, 2025 and December 31, 2024, the total net amount invested by the Company in other long-term investments was $46.1 million and $41.1 million, respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 4. Revenues
Disaggregation of Revenues
The following table presents the Company’s revenues disaggregated by geographical region (based on the Company's customers' locations) and revenue type for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(U.S. $ in thousands)		(U.S. $ in thousands)
Americas*
Systems	$18,149	$17,844	$52,997	$49,891
Consumables	34,175	34,378	101,303	106,102
Service	31,313	34,869	94,432	101,394
Total Americas	83,637	87,091	248,732	257,387

EMEA
Systems	9,573	10,467	28,907	29,990
Consumables	18,941	19,204	58,727	60,319
Service	7,925	7,393	22,806	22,281
Total EMEA	36,439	37,064	110,440	112,590

Asia Pacific
Systems	4,314	3,411	11,894	13,705
Consumables	8,909	8,788	28,819	26,875
Service	3,671	3,654	11,217	11,542
Total Asia Pacific	16,894	15,853	51,930	52,122

Total Revenues	$136,970	$140,008	$411,102	$422,099
*Revenues in the United States for the three months ended September 30, 2025 and 2024 amounted to $80.2 million and $81.0 million, respectively, and are included under the Americas region in the above table. Revenues in the United States for the nine months ended September 30, 2025 and 2024 amounted to $237.4 million and $239.9 million, respectively, and are included under the Americas region in the above table.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
The following table presents the Company’s revenues disaggregated based on the timing of revenue recognition (at a specific point in time or over the course of time) for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(U.S. $ in thousands)		(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$94,061	$94,092	$282,647	$286,882
Services	11,501	12,991	36,246	39,610
Total revenues recognized in point in time	105,562	107,083	318,893	326,492

Revenues recognized over time from:
Services	31,408	32,925	92,209	95,607
Total revenues recognized over time	31,408	32,925	92,209	95,607

Total Revenues	$136,970	$140,008	$411,102	$422,099
Contract Assets and Contract Liabilities
Contract assets are recorded when the Company's right to consideration is conditioned on constraints other than the passage of time. The Company had no material contract assets as of September 30, 2025 or December 31, 2024.
Contract liabilities include advance payments and billings in excess of revenue recognized, which are primarily related to advanced billings for service type warranty. Contract liabilities are presented under deferred revenue. The Company's deferred revenue as of September 30, 2025 and December 31, 2024 was as follows:

	September 30, 2025	December 31, 2024
	(U.S. $ in thousands)
Deferred revenue *	$67,330	$65,404
*Includes $18.8 million and $19.1 million under long-term deferred revenue in the Company's consolidated balance sheets as of September 30, 2025 and December 31, 2024, respectively.
Revenue recognized in 2025 that was included in deferred revenue balance as of December 31, 2024 was $9.6 million and $37.6 million for the three and nine months ended September 30, 2025, respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Remaining Performance Obligations
Remaining Performance Obligations (“RPO“) represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of September 30, 2025, the total RPO amounted to $89.1 million. The Company expects to recognize $57.8 million of this RPO during the next 12 months, $15.9 million over the subsequent 12 months and the remaining $15.4 million thereafter.
Incremental Costs of Obtaining a Contract
Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer, as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization, as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of September 30, 2025 and December 31, 2024, the deferred commissions amounted to $9.3 million and $10.3 million, respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 5. Inventories
Inventories consisted of the following:

	September 30, 2025	December 31, 2024
	(U.S. $ in thousands)
Finished goods	$85,583	$90,702
Work-in-process	6,471	7,491
Raw materials	67,281	81,616
	$159,335	$179,809
Note 6. Goodwill and Other Intangible Assets
 Goodwill
Changes in the carrying amount of the Company’s goodwill during the nine months ended September 30, 2025 were as follows:

(U.S. $ in thousands)
Goodwill as of January 1, 2025	$99,082
Goodwill acquired	651
Currency translation adjustments	1,782
Goodwill as of September 30, 2025	$101,515
Other Intangible Assets
Other intangible assets consisted of the following:

	September 30, 2025			December 31, 2024
	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value
	(U.S. $ in thousands)
Developed technology	$406,434	$(332,035)	$74,399	$402,976	$(318,312)	$84,664
Patents	29,808	(13,031)	16,777	21,902	(11,726)	10,176
Trademarks and trade names	22,394	(18,804)	3,590	22,149	(17,957)	4,192
Customer relationships	103,145	(96,644)	6,501	102,560	(95,339)	7,221
Capitalized software development costs	3,292	(3,292)	—	3,117	(3,117)	—
	$565,073	$(463,806)	$101,267	$552,704	$(446,451)	$106,253
Amortization expenses relating to intangible assets for the three-month periods ended September 30, 2025 and 2024 were approximately $5.6 million and $5.6 million, respectively. Amortization expenses relating to intangible assets for the nine-month periods ended September 30, 2025 and 2024 were approximately $16.5 million and $18.2 million, respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
As of September 30, 2025, the estimated amortization expenses relating to intangible assets for each of the following future periods were as follows:

Estimated Amortization Expenses
(U.S. $ in thousands)
Remaining 3 months of 2025	$5,695
2026	22,735
2027	21,771
2028	17,541
2029	11,782
2030 and thereafter	21,743
Total	$101,267
Note 7. Net Loss Per Share
The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(U.S. $ in thousands, except per share amounts)		(U.S. $ in thousands, except per share amounts)
Numerator:
Net loss for basic and diluted net loss per share	$(55,634)	$(26,614)	$(85,433)	$(78,340)
Denominator:
Weighted average shares, net of treasury shares - for basic and diluted net loss per share	85,151	71,271	80,230	70,670

Net loss per share
Basic and diluted	$(0.65)	$(0.37)	$(1.06)	$(1.11)
The computation of diluted net loss per share excluded share awards of 2.8 million shares and 5.1 million shares for the three months ended September 30, 2025 and 2024, respectively, because the inclusion of those shares would have had an anti-dilutive effect on the diluted net loss per share.
The computation of diluted net loss per share excluded share awards of 1.6 million shares and 4.0 million shares for the nine months ended September 30, 2025 and 2024 respectively, because the inclusion of those shares would have had an anti-dilutive effect on the diluted net loss per share.
Note 8. Income Taxes
The Company had income tax expenses of $0.5 million for the three-month period ended September 30, 2025, compared to income tax expenses of $0.8 million for the three-month period ended September 30, 2024. The Company had income tax expenses of $2.0 million for the nine-month period ended September 30, 2025, compared to income tax expenses of $2.3 million for the nine-month period ended September 30, 2024. The Company’s effective tax rate as of September 30, 2025, was primarily impacted by the geographic mix of its earnings and losses, movements in its valuation allowance and changes in its uncertain tax positions.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 9. Fair Value Measurements
The following table summarizes the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, in its consolidated balance sheets:

	September 30, 2025			December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$—	$80	$—	$—	$71	$—
Foreign exchange forward contracts designated as hedging instruments	—	2,104	—	—	4,005	—
Convertible notes	—	—	15,193	—	—	10,486
Marketable securities	309	—	—	596	—	—
Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	—	(29)	—	—	(21)	—
Foreign exchange forward contracts designated as hedging instruments	—	(1,306)	—	—	(3)	—
Contingent consideration*	—	—	(12,508)	—	—	(12,694)
	$309	$849	$2,685	$596	$4,052	$(2,208)
*Includes $7.4 million and $7.8 million under accrued expenses and other current liabilities in the Company's consolidated balance sheets as of September 30, 2025 and December 31, 2024, respectively.
The Company's foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).
Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a Level 3 measurement within the fair value hierarchy (refer to Note 3).
Other financial instruments consist mainly of cash and cash equivalents, short-term deposits, current and non-current receivables, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 10. Derivative instruments and hedging activities
Since the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.
The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), Euro, British Pound, Korean Won, Chinese Yuan and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures. These contracts mature through December 2026.
The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
	Balance sheet location	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
		(U.S. $ in thousands)
Assets derivatives - Foreign exchange contracts, not designated as hedging instruments	Other current assets	$80	$71	$87,158	$29,244
Assets derivatives - Foreign exchange contracts, designated as cash flow hedge	Other current assets	2,104	4,005	53,904	89,414
Liability derivatives - Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(29)	(21)	24,502	82,818
Liability derivatives - Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	(1,306)	(3)	30,559	5,687
		$849	$4,052	$196,123	$207,163
Foreign exchange contracts not designated as hedging instruments
As of September 30, 2025, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $111.7 million, and were used to reduce foreign currency exposures of the Euro, NIS, British Pound, Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, a gain of $1.4 million and a loss of $3.0 million were recognized under financial income, net for the three-month periods ended September 30, 2025 and 2024, respectively and a loss of $4.1 million and a loss of $1.2 million were recognized under financial income, net for the nine-month periods ended September 30, 2025 and 2024, respectively. Such gains and losses partially offset the revaluation losses of the balance sheet items which are also recognized under financial income, net.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Cash Flow Hedging - Hedges of Forecasted Foreign Currency Payroll and other operating expenses
As of September 30, 2025, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of $15.1 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.
Cash Flow Hedging - Hedges of Forecasted Foreign Currency Revenue
The Company transacts business in U.S. dollars and in various other currencies. The Company may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to fifteen months. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue in the normal course of business, and accordingly, they are not speculative in nature.
As of September 30, 2025, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of €59.4 million into dollars.

Note 11. Equity
a. Share capital
The Company’s issued share capital is composed of ordinary shares, NIS 0.01 par value per share (“ordinary shares”). Ordinary shares confer upon their holders the right to receive notice, participate and vote at general meetings of the Company, and the right to receive dividends if declared. The Company’s ordinary shares are traded in the United States on the Nasdaq Global Select Market under the ticker symbol “SSYS”. As of September 30, 2025 and December 31, 2024, there were 85,702 thousand ordinary shares and 71,982 thousand ordinary shares issued, respectively, and 85,436 thousand ordinary shares and 71,716 thousand ordinary shares outstanding, net of treasury shares, respectively. The change in the issued and outstanding ordinary shares during the nine months ended September 30, 2025 was attributable to exercises of share options and settlement of RSUs under the Company’s share-based compensation plans (including its ESPP), the issuance of ordinary shares to Fortissimo in respect of its PIPE investment in the Company, and the issuance of ordinary shares as consideration for the Company's acquisition of certain assets from Nexa3D Inc. and Covestro acquisition. During the nine months ended September 30, 2025, the Company's board of directors increased the reserve pool under the Company's 2022 Share Incentive Plan by 2.7 million shares.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
b. Share Repurchase Program and Treasury Shares
On September 16, 2024, the Company’s Board of Directors (the “Board”) authorized a share repurchase program that provides for the repurchase of up to $50 million of the Company’s ordinary shares, from time to time. Under the share repurchase program, the Company may effect repurchases by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its ordinary shares under the Board authorization. The repurchase program does not obligate the Company to acquire any particular number or value of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. In accordance with Section 7C of the Israeli Companies Regulations, the share repurchase program became effective 30 days after notice of the Board’s adoption of the repurchase program was provided to the Company’s material creditors and secured creditors.
During the year ended December 31, 2024, the Company repurchased 266 thousand ordinary shares for approximately $2.0 million, at a weighted average cost of $7.50 per share. During the three and nine months ended September 30, 2025, the Company did not repurchase any additional ordinary shares.
c. Issuance of Shares
Closing of PIPE Transaction
On April 8, 2025, the Company completed its previously-reported private investment in public equity transaction pursuant to which FF6-SSYS, Limited Partnership, an affiliate of Fortissimo Capital, an Israeli private equity fund, invested $120 million in Stratasys and acquired 11,650,485 newly-issued ordinary shares of the Company at a price of $10.30 per share.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
d. Share-based compensation program
Share-based compensation expenses for equity-classified share options, restricted share units (“RSUs”) and performance-based restricted share units (“PSUs”), in the aggregate, were allocated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(U.S. $ in thousands)		(U.S. $ in thousands)
Cost of revenues	$819	$912	$2,273	$2,875
Research and development, net	1,540	1,765	4,338	6,016
Selling, general and administrative	3,276	3,892	11,375	13,673
Total share-based compensation expenses	$5,635	$6,569	$17,986	$22,564
A summary of the Company’s share option activity for the nine months ended September 30, 2025 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of January 1, 2025	1,250,004	19.18
Granted	48,752	11.20
Forfeited	(110,045)	29.57
Options outstanding as of September 30, 2025	1,188,711	17.89
Options exercisable as of September 30, 2025	1,057,448	18.36
As of September 30, 2025, the unrecognized compensation cost of $0.6 million related to all unvested, equity-classified share options is expected to be recognized as an expense over a weighted-average period of 1.0 year.
A summary of the Company’s RSUs and PSUs activity for the nine months ended September 30, 2025 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2025	3,945,120	13.67
Granted	2,612,050	10.51
Vested	(1,395,904)	15.09
Forfeited	(344,055)	14.32
Unvested as of September 30, 2025	4,817,211	11.50
The fair value of RSUs and PSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.
As of September 30, 2025, the unrecognized compensation cost of $44.4 million related to all unvested, equity-classified RSUs and PSUs is expected to be recognized as expense over a weighted-average period of 2.59 years.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
e. Accumulated other comprehensive loss
The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the nine months ended September 30, 2025 and 2024, respectively:

	Nine Months Ended September 30, 2025
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	(U.S. $ in thousands)
Balance as of January 1, 2025	$4,907	$(12,938)	$(8,031)
Other comprehensive income (loss) before reclassifications	(1,144)	6,466	5,322
Amounts reclassified from accumulated other comprehensive loss	(3,861)	—	(3,861)
Other comprehensive income (loss)	(5,005)	6,466	1,461
Balance as of September 30, 2025	$(98)	$(6,472)	$(6,570)

	Nine Months Ended September 30, 2024
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	(U.S. $ in thousands)
Balance as of January 1, 2024	$1,790	$(8,869)	$(7,079)
Other comprehensive income before reclassifications	430	918	1,348
Amounts reclassified from accumulated other comprehensive loss	(2,051)	—	(2,051)
Other comprehensive income (loss)	(1,621)	918	(703)
Balance as of September 30, 2024	$169	$(7,951)	$(7,782)

Note 12. Contingencies
Legal proceedings
Ordinary course litigation
The Company is a party to various legal proceedings from time to time, the outcome of which, in the opinion of management, will not have a significant effect on the financial position, profitability or cash flows of the Company.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 13. Segment
The Company's chief operating decision maker (“CODM”) manages the Company’s business activities as a single operating and reportable segment and reviews financial information prepared on a consolidated basis. The Company's reportable segment generates revenues through the sale of its 3D printing systems, related services and consumables and by providing additive manufacturing (“AM”) solutions. The CODM reviews and utilizes budget-to-actual variances of profit measures and functional expenses (cost of revenues, research and development, net, and selling, general and administrative), at the consolidated level to manage the Company’s operations and to make key operating decisions. Other segment items included in consolidated net loss are financial income, net and income tax expenses, which are reflected in the consolidated statements of operations and comprehensive loss.
Note 14. Restructuring costs
In August 2024, the Company announced cost savings initiatives (the “2024 Restructuring Plan”) that includes a global workforce reduction. As a result of this restructuring plan, the Company expected $40 million of aggregate annualized cost savings. The Company substantially completed the implementation of this initiative by the end of 2024.
During the nine months ended September 30, 2025 and 2024, the Company recorded the following activity related to the 2024 Restructuring Plan in accrued expenses and other current liabilities on the balance sheet:

	Nine Months Ended September 30,
	2025	2024
	(U.S. $ in thousands)
Accrued expenses and other current liabilities as of January 1,	$3,859	$—
Restructuring charges and exchange rate impact	1,408	6,707
Cash payments	(2,665)	(708)
Accrued expenses and other current liabilities as of September 30,	$2,602	$5,999